Video River Networks Inc.

370 Amapola Ave., Suite 200-A

Torrance, CA 90501

Telephone: (310) 895-1839

January 5, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, DC 20549

Attention:              Ms. Stacie Gorman

Re:	Video River Networks Inc.

Form S-1 Registration Statement (Registration No. 333-251539)

originally filed December 21, 2020, as amended.

Acceleration Request

Requested Date:	January 8, 2021
Requested Time:	5:01 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Video River Networks, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-251539), as amended (the “Registration Statement”), so that it may become effective at 5:01 p.m. Eastern Daylight Time on January 8, 2021, or as soon as practicable thereafter.  There is no underwriter involvement as the offering is being conducted on a self-underwritten, best efforts basis, which means our President, Frank Igwealor, will attempt to sell the offering, relying on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities and Exchange Act of 1934.  The Selling Security Holders may sell at prevailing market prices or privately negotiated prices.  The Selling Security Holder may offer their shares for sale on a continuous or delayed basis pursuant to Rule 415 under the 1933 Act. In regard to the shares offered under Rule 415, we undertake in Part II of this registration statement to keep this registration statement current during any period in which offers or sales are made pursuant to Rule 415.

The Registrant hereby authorizes Mary Shea, of the Law Office Of Mary Shea, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Ms. Shea at (541) 450-9943, or in his absence Frank Igwealor, at (310) 895-1839.  Or by email at videorivernet@gmail.com.

Best Regards,

VIDEO RIVER NETWORKS, INC.

/s/ Frank Igwealor
Frank Igwealor
Chief Executive Officer

cc: Mary Shea, of the Law Office Of Mary Shea